                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 8)

                        GULFTERRA ENERGY PARTNERS, L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                     28368B
                                 (CUSIP Number)

                               ROBERT G. PHILLIPS
                            CHIEF EXECUTIVE OFFICER
                                4 GREENWAY PLAZA
                              HOUSTON, TEXAS 77046
                                 (832) 676-6152
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                SEPTEMBER 30, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box [ ].





                       (Continued on the following pages)

                              (Page 1 of 8 Pages)

CUSIP NO.  28368B                      13D                     PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  0

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 0
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 3 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DeepTech International Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  0

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 0
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 4 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Energy Partners Company, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  0

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 0
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 5 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sabine River Investors I, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  0

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 0
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 6 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Tennessee Pipeline Co.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  0

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 0
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 7 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Field Services Holding Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  0

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 0
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 8 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sabine River Investors II, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER 0

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 0
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 8 (this "Amendment") amends our statement on
Schedule 13D filed on June 11, 1999 (as amended prior to this Amendment, the "Schedule 13D") relating to ownership of common units representing limited partner interests in GulfTerra Energy Partners, L.P., a Delaware limited partnership (the "Issuer"). This Amendment is being filed in connection with the sale and exchange of Issuer common units made in connection with the closing of the merger between the Issuer and Enterprise Products Partners L.P., a Delaware limited partnership ("Enterprise") pursuant to the terms and conditions of the
(x) Merger Agreement dated as of December 15, 2003, as amended by Amendment No. 1 thereto dated as of August 31, 2004, among the Issuer, GulfTerra Energy Company, L.L.C., a Delaware limited liability company, Enterprise, Enterprise Products GP, LLC, a Delaware limited liability company ("Enterprise GP"), and Enterprise Products Management LLC and (y) Parent Company Agreement dated as of December 15, 2003, as amended by Amendment No. 1 thereto dated as of April 19, 2004, among Enterprise, Enterprise GP, Enterprise Products GTM, LLC, a Delaware limited liability company, Sabine River Investors I, a Delaware limited liability company ("Sabine I"), Sabine River Investors II, a Delaware limited liability company ("Sabine II"), El Paso EPN Investments, L.L.C., a Delaware limited liability company ("El Paso EPN"), El Paso Corporation, a Delaware corporation ("El Paso"), and GulfTerra GP Holding Company, a Delaware corporation. This merger and the related sale and exchange of Issuer common units are discussed in more detail in Enterprise's Current Report on Form 8-K dated September 30, 2004. This Amendment is being filed to reflect the change in the beneficial ownership of those entities listed in this Amendment as a result of that sale and exchange. On September 30, 2004, the Issuer's principal executive offices are located at 4 Greenway Plaza, Houston, Texas 77046.

ITEM 2. IDENTITY AND BACKGROUND.

         This Amendment is being filed by El Paso, DeepTech International Inc., El Paso Energy Partners Company, L.L.C., El Paso Tennessee Pipeline Co., El Paso Field Services Holding Company, Sabine I and Sabine II, each being referred to herein as a "Reporting Person."

         Sabine I is wholly owned by El Paso Energy Partners Company, L.L.C. Sabine I's only material assets were the common units it owns. Sabine I's principal business is to serve as the holder of some of the Issuer's common units.

         Sabine II is wholly owned by EPFS Holding. Sabine II's only material assets were the common units it owns. Sabine II's principal business is to serve as the holder of some of the Issuer's common units.

         El Paso Energy Partners Company, L.L.C., a Delaware limited liability company ("EPEPC"), is wholly owned by DeepTech International Inc. EPEPC's principal business is to serve as the holding company of Sabine I.

         DeepTech International Inc., a Delaware corporation ("DeepTech"), is wholly owned by El Paso Corporation. DeepTech International Inc.'s principal business is to serve as the holding company of EPEPC.

         El Paso Field Services Holding Company, a Delaware corporation ("EPFS Holding"), is wholly owned by El Paso Tennessee Pipeline. EPFS Holding's principal business is to own, operate, acquire and construct natural gas gathering, processing and other related facilities.

         El Paso Tennessee Pipeline Co., a Delaware corporation ("El Paso Tennessee"), is wholly owned by El Paso Corporation. El Paso Tennessee's principal business is to serve as the holding company of EPFS Holding.

         El Paso is a global energy company with operations that range from energy production and extraction to power generation.

         The principal business and office address of each of the Reporting Persons is 1001 Louisiana Street, Houston, Texas 77002.

         Attached as Exhibit 2 hereto and incorporated herein by reference is a list of all directors and executive officers of each Reporting Person. Each director and executive officer of each Reporting Person is a citizen of the United States.

         (d), (e) During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable for this Amendment.

ITEM 4. PURPOSE OF TRANSACTION.

         No Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future, except for those plans and proposals discussed in Enterprise's Current Report on Form 8-K filed on September 30, 2004.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) The following table describes the number of common units, including Common Units issuable upon exercise or conversion of derivative securities and the percent of outstanding common units owned by each person identified in Item
2. All percentages are based on the 0 Common Units issued and outstanding at the close of business on September 30, 2004, after the Issuer's merger with Enterprise.

                                                                                     Total
                                                             Derivative    ---------------------------
Holder                                       Common Units    Securities       Number           %(1)
------                                       ------------   ------------   ------------   ------------

El Paso                                          0              --              0              0%
DeepTech                                         0              --              0              0%
EPEPC                                            0              --              0              0%
Sabine I                                         0              --              0              0%
El Paso Tennessee                                0              --              0              0%
EPFS Holding                                     0              --              0              0%
Sabine II                                        0              --              0              0%


----------

(1) In accordance with SEC regulations under Section 13(d) of the Securities Exchange Act of 1934, as amended, the percent shown in this column for each Common Unit holder represents the number of Common Units owned by such holder plus the derivative securities (on an as converted basis) owned by such holder divided by the number of Common Units outstanding plus the number of derivative securities (on an as converted basis) owned by such holder.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Each Reporting Person ceased to be the beneficial owner of more than five (5) percent of the Issuer common units on September 30, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 30, 2004, the Issuer and Enterprise completed the merger of the Issuer into a wholly-owned subsidiary of Enterprise (the "Merger"). In connection with the Merger, Enterprise paid $500,000,000 to El Paso in exchange for all of the outstanding Issuer Series C Units and 2,876,620 Issuer Common Units. Immediately prior to the closing of the Merger, Sabine I transferred 2,876,620 Issuer Common Units to Enterprise for $104,118,829 and El Paso EPN transferred 10,937,500 Issuer Series C Units for $395,881,171. Immediately following these transactions, Sabine I and Sabine II owned 7,433,425 Issuer common units, which were converted into 13,454,499 Enterprise common units at the closing of the Merger. For a description of the Merger, please see the Issuer's Current Reports on Form 8-K filed on December 15, 2003, April 19, 2004 and September 7, 2004 and Enterprise's Current Report on Form 8-K filed on September 30, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  1:       Joint Filing Agreement among El Paso, DeepTech, EPEPC, El
                  Paso Tennessee, EPFS Holding, Sabine I and Sabine II (filed as
                  Exhibit 1 to the Schedule 13D/A of GulfTerra Energy Partners,
                  L.P. filed January 15, 2004).

Exhibit  2:       List of all directors and executive officers of each of El
                  Paso, DeepTech, EPEPC, El Paso Tennessee, EPFS Holding, Sabine
                  I and Sabine II.

Exhibit 3: Parent Company Agreement dated as of December 15, 2003 as amended by Amendment No. 1 thereto dated as of April 19, 2004 by and among Enterprise, Enterprise GP, Enterprise Products
                  GTM, LLC, El Paso, Sabine I, Sabine II, El Paso EPN and
                  GulfTerra GP Holding Company (filed as Exhibit 2.2 to El
                  Paso's Current Report on Form 8-K dated December 15, 2003).

Exhibit 4: Amendment No. 1 thereto dated as of April 19, 2004 by and among Enterprise, Enterprise GP, Enterprise Products GTM, LLC,
                  El Paso, Sabine I, Sabine II, El Paso EPN and GulfTerra GP
                  Holding Company (filed as Exhibit 2.1 to El Paso's Current
                  Report on Form 8-K dated April 21, 2004).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 13, 2004           El Paso Energy Partners Company, L.L.C.

                                    By: /s/ David L. Siddall
                                        ------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  October 13, 2004           DeepTech International Inc.

                                    By: /s/ David L. Siddall
                                        ------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  October 13, 2004           El Paso Corporation

                                    By: /s/ David L. Siddall
                                        ------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  October 13, 2004           El Paso Field Services Holding Company

                                    By: /s/ David L. Siddall
                                        ------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  October 13, 2004           El Paso Tennessee Pipeline Co.


                                    By: /s/ David L. Siddall
                                        ------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President

Dated:  October 13, 2004           Sabine River Investors I, L.L.C.


                                            By: /s/ David L. Siddall
                                                --------------------------------
                                            Name:   David L. Siddall
                                            Title:  Vice President


Dated:  October 13, 2004           Sabine River Investors II, L.L.C.

                                            By: /s/ David L. Siddall
                                                --------------------------------
                                            Name:   David L. Siddall
                                            Title:  Vice President

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
1.                Joint Filing Agreement among El Paso Corporation, DeepTech,
                  EPEPC, El Paso Tennessee, EPFS Holding, Sabine I and Sabine II
                  (filed as Exhibit 1 to the Schedule 13D/A of GulfTerra Energy
                  Partners, L.P. filed January 15, 2004).

2.*               List of all directors and executive officers of each of El
                  Paso Corporation, DeepTech, EPEPC, El Paso Tennessee, EPFS
                  Holding, Sabine I and Sabine II.

3. Parent Company Agreement dated as of December 15, 2003 as amended April 19, 2004, by and among Enterprise Products
                  Partners L.P., Enterprise Products GP, LLC, Enterprise
                  Products GTM, LLC, El Paso Corporation, Sabine River Investors
                  I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN
                  Investments, L.L.C. and GulfTerra GP Holding Company (filed as
                  Exhibit 2.1 to El Paso Corporation's Current Report on Form
                  8-K dated April 21, 2004).

4. Amendment No. 1 thereto dated as of April 19, 2004 by and among Enterprise, Enterprise GP, Enterprise Products GTM, LLC,
                  El Paso, Sabine I, Sabine II, El Paso EPN and GulfTerra GP
                  Holding Company (filed as Exhibit 2.1 to El Paso's Current
                  Report on Form 8-K dated April 21, 2004).


----------
* Filed herewith.